*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Par Pacific Holdings, Inc. (07242017)

July 25, 2017

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Karl Hiller

Ms. Jenifer Gallagher

Ms. Kimberly Calder

Mr. John Hodgin

Re:	Par Pacific Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 7, 2017

File No. 001-36550

Dear Ladies and Gentlemen:

This letter is in response to your letter dated July 18, 2017, to Par Pacific Holdings, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K for the Year Ended December 31, 2016 (the “Form 10-K”). For your convenience, the response is preceded by the Staff’s comment.

Form 10-K for the Fiscal Year ended December 31, 2016

Properties, page 35

Proved Undeveloped Reserves, page 37

1.	We note your response to prior comment 2 and proposal to expand the disclosure relating to Laramie Energy’s proved undeveloped reserves in your 2017 Form 10-K. Please provide us with an illustration of your proposed disclosure revisions as they would relate to the investments and progress made during 2016 to convert proved undeveloped reserves to proved developed reserves. Refer to the disclosure requirements pursuant to Item 1203(c) of Regulation S-K.

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July 25, 2017	Confidential Treatment Requested by
Page 2	Par Pacific Holdings, Inc. (07242017)

Response. We acknowledge the Staff’s comment. An illustration of our proposed disclosure revisions as they would relate to the investments and progress made during 2016 to convert proved undeveloped reserves (“PUDs”) to proved developed reserves is set forth in Exhibit A hereto.

2.	To further our understanding of the development schedule supporting the disclosure of your proved undeveloped reserves as of December 31, 2016, tell us the dates of initial disclosure for the 31 gross wells scheduled for development in 2017, the 71 gross wells scheduled for development in 2018, the 161 gross wells scheduled for development in 2019 and the 53 gross wells scheduled for development in 2020.

Response. We acknowledge the Staff’s comment. A schedule with the dates of initial disclosure for the 31 gross wells scheduled for development in 2017, the 71 gross wells scheduled for development in 2018, the 161 gross wells scheduled for development in 2019 and the 53 gross wells scheduled for development in 2020 is set forth in Exhibit B hereto.

3.	We note your response to prior comment 4 and the schedule in Exhibit A regarding the locations scheduled for development more than five years after initial disclosure as of December 31, 2016. Tell us the dates used in the development schedules as of December 31, 2013, 2014 and 2015, upon which the reserves relating to each of the 19 locations identified in Exhibit A were previously scheduled to be developed and advise us of the reasons for all changes to these planned dates of conversion.

Response. We acknowledge the Staff’s comment. The development schedule as of December 31, 2013, 2014 and 2015 with respect to the 19 locations referenced in Exhibit A to our response dated June 26, 2017 is set forth in Exhibit C hereto. The changes to the drilling schedule were primarily caused by significantly lower than expected natural gas prices during 2014-2016, as well as a material acquisition in March 2016 by Laramie Energy of more than 53,000 net operated acres that increased Laramie Energy’s PUDs by over 140% from the prior year. Laramie Energy reevaluated its drilling schedule in 2016 as a result of this acquisition to increase the planned pace of development of certain recently acquired locations and delay the scheduled development of certain legacy locations, including the locations set forth in Exhibit C hereto.

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July 25, 2017	Confidential Treatment Requested by
Page 3	Par Pacific Holdings, Inc. (07242017)

Please call the undersigned at (832) 916-3386 with any additional comments or questions you may have.

Very truly yours,

/s/ J. Matthew Vaughn

J. Matthew Vaughn
Senior Vice President and General Counsel

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
Par Pacific Holdings, Inc. (07242017)

Exhibit A

From Page 37 of the Company’s Form 10-K

Proved Undeveloped Reserves

All of our proved undeveloped reserves at December 31, 2016 are held through our minority equity ownership in Laramie Energy. We do not control Laramie Energy and therefore cannot predict or control the development of the properties.

As of December 31, 2016, our share of Laramie Energy’s proved undeveloped reserves totaled 197,488 MMcfe, an approximate 140% increase from proved undeveloped reserves at December 31, 2015. This increase was primarily due to Laramie Energy’s acquisition of properties in the Piceance Basin for $157.5 million in March 2016 and wells that have become economic as a result of increased operator efficiency and cost reductions. During the year ended December 31, 2016, Laramie Energy expended approximately $1.4 million in connection with the development of its proved undeveloped reserves to convert the 1,125 MMcfe of proved undeveloped reserves to proved developed reserves. These expenditures were less than originally anticipated due to significantly lower than expected natural gas prices, which led Laramie Energy to temporarily suspend its one-rig program. Laramie Energy expects to expend approximately $31 million in 2017 to convert approximately 19,121 MMcfe of proved undeveloped reserves to proved developed reserves (and has spent approximately $11.4 million year to date during 2017 on its current two-rig program).

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
Par Pacific Holdings, Inc. (07242017)

Exhibit B

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*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
Par Pacific Holdings, Inc. (07242017)

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Confidential Treatment Requested by
Par Pacific Holdings, Inc. (07242017)

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Par Pacific Holdings, Inc. (07242017)

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Par Pacific Holdings, Inc. (07242017)

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*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
Par Pacific Holdings, Inc. (07242017)

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*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
Par Pacific Holdings, Inc. (07242017)

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*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
Par Pacific Holdings, Inc. (07242017)

Exhibit C

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